Exhibit 99.1

EPL Intermediate, Inc. Announces Results for the
13 Weeks and 39 Weeks Ended September 30, 2009

        COSTA MESA, CA — (BUSINESS WIRE) – November 16, 2009 - EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for its 13 weeks third quarter and 39 weeks ended September 30, 2009.  For purposes of simplicity, the Company has described its third quarters ended September 30, 2009 and September 24, 2008 as September 30, 2009 and September 30, 2008, respectively.

El Pollo Loco reported operating revenue for the 13-week third quarter ended September 30, 2009 of $68.5 million, which is a decrease of $6.4 million, or 8.5%, below operating revenue for the 13-week quarter ended September 30, 2008 of $74.9 million.  Operating revenue includes sales at company-operated stores and franchise revenue.  The decrease in company-operated restaurant revenue was primarily attributed to a 9.1% decrease in company-operated same-store sales for the third quarter of 2009 compared to the third quarter of 2008.  The decrease was also due to lost sales of $0.7 million from the closure of three company-operated restaurants in 2008 and one company-operated restaurant in 2009, partially offset by an increase in restaurant revenue of $0.1 million from five restaurants opened in 2008 and by $0.7 million from three restaurants opened in 2009.

Franchise revenue decreased $0.4 million, or 9.0%, to $4.8 million for the 13 weeks ended September 30, 2009 from $5.2 million for the 13 weeks ended September 30, 2008.  The decrease is due primarily to lower royalties and percentage rent income, which are based on sales, resulting from an 11.0% decrease in franchise-operated same-store sales for the 2009 period compared to the 2008 period.

Same-store sales for the system (includes both company and franchise locations) decreased 10.1% in the third quarter of 2009.  Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s 15-month anniversary.

Commenting on results for the third quarter of 2009, Stephen E. Carley, president and CEO of El Pollo Loco, Inc. said, “Without a doubt we experienced our most challenging quarter to date.  The depressed economy and disproportionately high level of unemployment in our core markets, and in particular among Hispanics which are a key demographic for our brand, contributed to lower traffic frequency and average check.  Our efforts to build traffic and average check with promotions during the third quarter did not deliver the results we were looking for and reinforced the dramatic impact the economy is having on consumers’ spending decisions.  We continue to be keenly focused on striking the right balance between value and check performance.”

The Company had a net loss for the 13 weeks ended September 30, 2009 of $5.0 million compared to net income of $48,000 for the 13 weeks ended September 30, 2008.

Operating revenue for the 39-week period ended September 30, 2009 was $211.8 million, which was a decrease of $10.7 million, or 4.8%, from operating revenues for the 39 weeks ended September 30, 2008 of $222.5 million.

Same-store sales for the system decreased 7.6% for the 39 weeks ended September 30, 2009.  This was comprised of a decrease of 7.2% in company-operated same-store sales and an 8.0% decrease in franchise-operated same store sales for the 39 weeks ended September 30, 2009.

The company had a net loss for the 39 weeks ended September 30, 2009 of $33.5 million compared to a net loss of $6.0 million for the 39 weeks ended September 30, 2008.  The 2009 loss included an income tax expense of $23.0 million as the Company recorded a valuation allowance of $21.3 million against its deferred tax assets in the second quarter of 2009.  The Company had an income tax benefit of $4.1 million for the 39-week period ended September 30, 2008.

Commenting on the remainder of the year and beyond, Carley said, “Our entire system is focused on turning this difficult time into a defining chapter for our brand by aligning our employees, franchisees and business partners around a brand optimization platform that leverages our grilling expertise, focuses on exceeding our guests’ expectations, and offers promotions that resonate with consumers seeking fresh, healthful, tasty food for themselves and their families during these tough economic times.”

Restaurant count changes for the 39 weeks ended September 30, 2009 are as follows:

	Company Stores	Franchised Stores	Total

December 31, 2008	165	248	413
Q1- Opened	1	3	4
Q1- Closed	-	-	-

At March 31, 2009	166	251	417
Q2- Opened	1	1	2
Q2- Closed	-	(2)	(2)

At June 30, 2009	167	250	417
Q3- Opened	1	2	3
Q3-Purchased/Sold	4	(4)	-
Q3- Closed	(1)	(4)	(5)
At September 30, 2009	171	244	415

Addressing the Company’s store growth, Carley said, “We anticipate fewer restaurant openings for both the Company and our franchisees in 2010 compared to this year, due in part to the difficulty franchisees continue to have in obtaining financing in this challenging economy and the overall impact the economic crisis has had on our business.  Despite these challenges, together with our franchisees we have opened nine restaurants to date this year: four restaurants in the first quarter, two restaurants in the second quarter, three restaurants in the third quarter, and three additional restaurants are expected to open in the fourth quarter of 2009.  The nine new locations are comprised of four restaurants in California, one in Nevada, one in Illinois, one in Virginia, and our first El Pollo Loco restaurants in the states of New Jersey and Missouri.  Of the three stores expected to open in the fourth quarter of 2009, one company store already opened in California, one franchise store opened in Oregon, and another franchise store is expected to open in California.  We also acquired four Atlanta area El Pollo Loco restaurants in September of 2009 from our franchise group in the region, which closed its remaining five El Pollo Loco restaurants.  We are excited about operating these four centrally located restaurants in the Atlanta area and look forward to exploring opportunities to expand in the market.”

System-wide Sales

Included above is system-wide same-store sales information. System-wide sales are a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release contains forward-looking statements, which are statements that do not relate solely to historical fact.  They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events.  They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning.  The statements reflect management's current expectations regarding future events.  Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with our debt covenants and on our ability to refinance our existing debt or to obtain additional financing; our substantial level of indebtedness; food-borne-illness incidents; negative publicity, whether or not valid; increases in the cost of chicken;  our dependence upon frequent deliveries of food and other supplies; our vulnerability to changes in consumer preferences and economic conditions; our sensitivity to events and conditions in the greater Los Angeles area, our largest market; our ability to compete successfully with other quick service and fast casual restaurants; our ability to expand into new markets; our reliance on our franchisees, who have also been adversely impacted by the economic crisis; matters relating to labor laws and the adverse impact of related litigation, including wage and hour class actions; our ability to support our expanding franchise system; our ability to renew leases at the end of their term; the impact of applicable federal, state or local government regulations; our ability to protect our name and logo and other proprietary information; litigation we face in connection with our operations; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission.  Statements about the Company’s past performance are not necessarily indicative of its future results.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken.  Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 171 company-operated and 244 franchised restaurants (as of September 30, 2009) located primarily in California, with additional restaurants in Arizona, Colorado, Connecticut, Georgia, Illinois, Massachusetts, Missouri, Nevada, New Jersey, Oregon, Texas, Utah and Virginia.  El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals, along with a variety of contemporary, Mexican-inspired entrees.  Such entrees contain the Company’s signature chicken as the central ingredient and include Pollo Bowl® entrees, pollo salads, signature grilled burritos, tacos, and chicken tortilla soup.  Chicken meals are served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders.  For more information about the Company, visit www.elpolloloco.com.

Contacts:	Gary Campanaro	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	gcampanaro@elpolloloco.com	jweeks@elpolloloco.com

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	13 Weeks Ended September 30,		39 Weeks Ended September 30,

	2008	2009	2008	2009

OPERATING REVENUE:
Restaurant revenue	$69,653	$63,740	$206,806	$197,444
Franchise revenue	5,232	4,764	15,644	14,357

Total operating revenue	74,885	68,504	222,450	211,801

OPERATING EXPENSES:
Product cost	22,711	20,587	66,948	63,747
Payroll and benefits	18,363	16,621	54,506	52,391
Depreciation and amortization	3,214	3,015	9,305	8,651
Other operating expenses	24,000	23,544	81,667	74,090

Total operating expenses	68,288	63,767	212,426	198,879

OPERATING INCOME	6,597	4,737	10,024	12,922

INTEREST EXPENSE—Net	6,107	9,075	19,724	23,501

OTHER EXPENSE	399	-	399	443

OTHER INCOME	-	-	-	(452)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	91	(4,338)	(10,099)	(10,570)

PROVISION (BENEFIT) FOR INCOME TAXES	43	675	(4,105)	22,964

NET INCOME (LOSS)	$48	$(5,013)	$(5,994)	$(33,534)

	13 Weeks Ended		39 Weeks Ended
	September 30,		September 30,

	2008	2009	2008	2009

Operating Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%	100.0
Product cost	32.6	32.3	32.4	32.3
Payroll and benefits	26.4	26.1	26.4	26.5
Depreciation and amortization	4.6	4.7	4.5	4.4
Other operating expenses	34.5	36.9	39.5	37.5
Operating income	9.5	7.4	4.8	6.5
Interest expense-net	8.8	14.2	9.5	11.9
Other expense	0.6	0.0	0.2	0.2
Other income	0.0	0.0	0.0	(0.2)
Income (loss) before provision for income taxes	0.1	(6.8)	(4.9)	(5.4)
Provision (benefit) for income taxes	0.1	1.1	(2.0)	11.6
Net income (loss)	0.1	(7.9)	(2.9)	(17.0)

Supplementary Operating Statement Data:
Restaurant other operating expense	22.9	24.7	22.5	23.6
Franchise expense	1.5	1.5	1.5	1.5
General and administrative expense	10.1	10.7	15.5	12.4
Total other operating expenses	34.5	36.9	39.5	37.5